Exhibit 99.5

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 609,890,930

Date: October 11, 2021

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states including operating 109 dispensaries, 22 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On September 9, 2021, Curaleaf announced the voting results of its Annual and Special Meeting of Shareholders (the “Meeting”).

Please see the Issuer’s press release dated September 9, 2021, filed on the Issuer’s website for more information.

At the Meeting, the shareholders approved the amendment (the "Amendment") to the articles of the Company in order to extend the automatic termination of the dual-class structure of the Company and to maintain such dual-class structure of the Company until the earlier to occur of (i) the transfer or disposition of the multiple voting shares in the capital of the Company by Mr. Boris Jordan, the Executive Chairman of the Company, to one or more third parties (which are not Permitted Holders (i.e. members of his immediate family and entities controlled by Mr. Jordan and members of his immediate family)); (ii) Mr. Jordan or his Permitted Holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding shares of the Company; and (iii) the first business day following the first annual meeting of shareholders of the Company following the subordinate voting shares of the Company being listed and posted for trading on a United States national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange.

On September 10, 2021, the Company filed a notice of alteration with the British Columbia Registrar of Companies declaring that the articles of the Company have been amended in accordance with the Amendment.

On September 22, 2021, Curaleaf introduced breakthrough vape technology with Cliq by Select.

Please see the Issuer’s press release dated September 22, 2021, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Joseph F. Lusardi, Executive Vice Chairman, participated in a fireside chat through Beacon Securities’ Virtual Cannabis Conference on September 9, 2021.

Joseph D. Bayern, CEO, participated in a fireside chat through Needham’s 2nd Virtual Cannabis Conference on September 14, 2021.

Boris Jordan, Executive Chairman, participated in a fireside chat through BTIG’s Inaugural Cannabis Conference on September 29, 2021.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On September 22, 2021, Curaleaf introduced breakthrough vape technology with Cliq by Select.

Please see the Issuer’s press release dated September 22, 2021, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of September 30, 2021, the Issuer had a total of 5,509 employees, which includes 294 new hires and 215 terminations in the month of September.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against (1) claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest and (2) purported class actions alleging, among other things, mislabelling and fraud related to sales of the Select brand, in most cases related to periods prior to the Company’s acquisition of the brand in February 2020.

Connecticut

No updates since this matter was last reported on the Form 7 filed with the CSE on April 13, 2021.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	1,014,069	Shares issued in connection with option exercises and RSU conversions	The proceeds from payment of the option exercise price will be used for general working capital purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Cannabis Administration and Opportunity Act

No updates since this matter was last reported on the Form 7 filed with the CSE on September 9, 2021.

Concerns about Marijuana Efficacy and Safety

Adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public's perception of cannabis, including vaping or other forms of cannabis administration, in the U.S. or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Curaleaf could expand. Recent medical alerts by the Centers for Disease Control (CDC) and future bans on the sale of vaping products in the locations Curaleaf serves, and recent state health agencies’ approaches to vaping related illness and other issues directly related to cannabis consumption could potentially create an inability to fully implement Curaleaf's expansion strategy and may have a material adverse effect on Curaleaf's business, results of operations or prospects.

This year, the U.S. media has increasingly reported an apparent new trend in the distribution to consumers of hemp-based products purporting to contain the ingredient Delta-8 tetrahydrocannabinol (“Delta-8 THC”), one of many cannabinoids that are found in the cannabis plant. Most Delta-8 THC on the market is derived from the chemical conversion of hemp-derived cannabidiol (“CBD”). Notably, the Drug Enforcement Act includes Delta-8 THC on its list of controlled substances (updated August 2020) under “tetrahydrocannabinols,” but Section 12619(b) of the 2018 Farm Bill legislation expressly carved out “tetrahydrocannabinols in hemp” of the 2018 Farm Bill thus leaving some lack of clarity regarding the legal status of this substance. Delta-8 THC products appear to offer a similar but somewhat less intoxicating psychotropic effect in users.

Anecdotal reports indicate that Delta-8 THC products are being manufactured and distributed in the U.S outside of state licensed cannabis processors and dispensaries including, for example, through convenience stores, gas stations and even via the Internet to consumers under the age of 21. Moreover, these products do not appear to be subject to the testing requirements applicable to Delta-9 THC products. These products are being sold without state mandated cannabis excise taxes applied, thus leading to significant price differentials with Delta-9 THC products.

Given the pricing differential and the absence of state cannabis excise taxes, continued proliferation of unregulated Delta-8 THC products through unlicensed distribution points could ultimately alter certain elements of the current Delta-9 THC market in the U.S. Recently, several states have begun to promulgate new regulations and interpretations of existing regulations that effectively prohibit the development of Delta-8 THC products. For example, New York issued interpretive guidance stating that “Delta-8 THC products are not permitted in the New York State Cannabinoid Hemp Program. Retailers are not permitted to sell Delta-8 THC products and processors are not permitted to manufacture them.” Massachusetts took another approach by declaring that since “delta-8 THC is not naturally occurring in hemp (except for possible trace amounts), to produce delta-8 THC in commercial quantities it must be derived from hemp synthetically. While the Farm Bill did remove hemp from the Controlled Substances Act, it did not impact the control status of synthetically derived cannabinoids, thus delta-8 THC remains a controlled substance, regardless of the source. As a result, we do not allow hemp-derived delta-8 THC products to be processed or sold in Massachusetts.” If this trend continues, the potential impact of Delta-8 THC products on the Delta-9 THC cannabis market could be blunted.

COVID-19

The novel coronavirus commonly referred to as "COVID-19" was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency. The outbreak spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects have been mitigated by the application of precautions such as social distancing and masking as well as the development and distribution of vaccines, the situation remains fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principal areas:

• Mandatory Closures. In response to the pandemic, many states and localities implemented mandatory closures of, or limitations to, businesses to prevent the spread of COVID-19; this impacted the Company’s operations. More recently, the mandatory closures that impacted the Company’s operations were lifted and the Company resumed full operations, albeit subject to various COVID-19 related precautions and changes in local infection rates. The Company’s ability to generate revenue would be materially impacted by any future shut down of its operations.

• Customer Impact. While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its stores or distribution points to observe "social distancing", it may have a material negative impact on demand for its products while the pandemic continues. Notably, however, on May 16, 2021, the Centers for Disease Control issued revised guidance for individuals who have received one of the COVID-19 vaccines: “Fully vaccinated people can resume activities without wearing a mask or physically distancing, except where required by federal, state, local, tribal, or territorial laws, rules, and regulations, including local business and workplace guidance.” As a result, the Company then revised its masking and social distancing directives for both employees and customers/patients in light of this CDC guidance.

On July 27, 2021, CDC announced updated Guidance for COVID-19 Prevention Strategies based on emerging evidence of the B.1.617.2 (Delta) variant. CDC now recommends that all people, regardless of vaccination status, wear masks in public indoor settings in areas of substantial or high transmission. A new CDC study supports previous findings that B.1.617.2 (Delta) is highly contagious, and is contributing to an increase in cases, including those with severe outcomes and those due to vaccine breakthrough infections. While vaccinated people can still develop COVID-19, they are far less likely to get severely sick or die than people who are unvaccinated. The emergence of the Delta variant, if uncontrolled, could lead to federal, state and/or local governments reinstituting protocols that could adversely impact the Company’s business in affected communities.

• Supply Chain Disruption. The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. However, disruptions in the Company’s supply chain may affect its ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

• Staffing Disruption. Earlier in the pandemic, the Company implemented among its staff where feasible "social distancing" measures recommended by such bodies as the Centers for Disease Control (CDC), the Presidential Administration, as well as state and local governments. The Company cancelled non-essential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures were implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and gloves to certain personnel, and contact tracing following reports of employee infection. More recently, following the increase in vaccination rates in the states in which the Company has operations, the Company saw a decrease in the incidence of employees reporting COVID-19 infections or exposures, although the recent emergence of the Delta Variant appears to be leading to some reversal of that trend.

The Company is continuing to encourage its employees to become vaccinated and is requiring employees to verify their vaccination status, Moreover, the Company is experimenting with a program to bring vaccination programs to Company sites to further encourage employees to become vaccinated. While the Company did adopt a policy earlier this year that compelled those employees who are not vaccinated to continue to follow masking guidelines while those who are vaccinated were given the option to forego masking at the workplace, as noted above, the emergence of new strains such as the Delta variant coupled with an overall increase in infection rates has led the Company to reimpose masking mandates on most employees irrespective of vaccination status.

Effective October 4, 2021, the Company issued a directive requiring most corporate support function employees to return to the Company’s corporate offices for in-person work on a full-time basis. These employees remain subject to the guidelines described above, including masking and social distancing. As noted above, a resumption of increased infection rates could result in an increase in employee absenteeism and discontinuance of full-time in-office work. Moreover, if absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate at desired levels in some or all locations.

• Regulatory Backlog. Regulatory authorities, including those that oversee the cannabis industry on the state level, have been heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in the states in which the Company operates may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and approval of business acquisitions, thus materially impeding development of its business.

• Vaccination rates. On December 11, 2020, the federal Food and Drug Administration (FDA) issued an emergency use authorization (EUA) for the Pfizer BioN-Tech COVID-19 vaccine, the first such approval. Additional EUAs were issued on December 18, 2020 for a vaccine created by Moderna, and on February 27, 2021 for a vaccine created by Janssen Biotech (a Johnson & Johnson affiliate). As of October 9, 2021, the CDC reports that about 216 million people in the U.S., or 65% of the total population have received at least one dose of vaccine. About 187 million people, or about 56% of the total U.S. population, have been fully vaccinated. As of now, the supply of vaccines in the states in which the Company does business appears to be sufficient to meet the demand of all those who seek to be vaccinated. That said, there can be no assurance of when the Company’s employees in any particular jurisdiction will access the vaccine. Moreover, there can be no assurance that all employees will choose to avail themselves of the vaccine or, if so, when they will choose to do so. The same applies to the Company’s patients, customers, regulators, and suppliers. Consequently, the COVID-19 risk factors described above continue to be applicable.

On August 18, 2021, the CDC made the following announcement: “The available data make very clear that protection against SARS-CoV-2 infection begins to decrease over time following the initial doses of vaccination, and in association with the dominance of the Delta variant, we are starting to see evidence of reduced protection against mild and moderate disease. Based on our latest assessment, the current protection against severe disease, hospitalization, and death could diminish in the months ahead, especially among those who are at higher risk or were vaccinated during the earlier phases of the vaccination rollout. For that reason, we conclude that a booster shot will be needed to maximize vaccine-induced protection and prolong its durability.” The CDC has indicated that boosters will be recommended for the following:

•	Those aged 65+

•	Persons 60-64 with certain underlying conditions

•	Persons working in long-term care settings

•	Persons working in certain occupations or instittuonal settings

•	Those 18-49 with certain underlying medical conditions (e.g., immunocompromised)

At this time, the Company is still assessing the impact of this development upon Company employees as well as the Company’s patients and customers.

● Europe Opening-Up. Countries in Europe have opened up following public health restrictions and lock-down measures to deal with COVID-19. Each country in Europe has adopted its own public health response, but the larger economies (being Germany, the UK, Italy, Spain and France) are relaxing previously strict “lock-down” measures and non-essential businesses, closed for extended periods are now open. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting tele-medicine to hold consultations and supply prescriptions to patients. Further waves of the virus and additional lock-downs in the Winter months of 2021 and early 2022 may have a material impact on the Company’s ability to generate revenue and on operations generally, and such risk will remain while the Covid-19 virus continues in widespread circulation and new strains are identified.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana, (iii) the emergence of the new Delta 8 THC trend and its potential impacts on the Company, and (iv) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2020 filed on March 11, 2021 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2020 filed on April 28, 2021, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: October 11, 2021.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended September 30, 2021	Date of Report YY/MM/D October 11, 2021
Issuer Address 301 Edgewater Place #405
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com